Exhibit 99(1)

FROM:	Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016
Media Contact: Lauren Snyder
Tel: +1.212.659.5240

FOR IMMEDIATE RELEASE

KERZNER GRANTED CERTIFICATE OF CONSENT
FROM GAMING BOARD FOR GREAT BRITAIN

PARADISE ISLAND, The Bahamas, March 30, 2004 – Kerzner International Limited (NYSE: KZL) (the “Company”), a leading international developer and operator of destination resorts, casinos and luxury hotels, today announced that it has been granted a Certificate of Consent from the Gaming Board for Great Britain. The announcement will enable the Company to apply for the transfer of the London Clubs (LCI) license in Northampton into its name, and proceed with its plans for a casino in Northampton.

The awarding of a Gaming Board Certificate of Consent is a positive recognition of the Company’s high standards of corporate governance and excellent operating credentials.

“We are very pleased with the Board’s decision to grant a Certificate of Consent to operate in Northampton, and look forward to entering the UK gaming market,” said Kerzner’s CEO of UK Gaming, Tobin Prior.

“We continue to look at investment and development opportunities in the anticipated deregulated market to introduce our unique combination of entertainment and destination gaming and is well placed to capitalize on these opportunities,” said Butch Kerzner, CEO, Kerzner International.

About the Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain revenue derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Further One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the Securities Exchange Commission.